Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place
Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES FIRST SHIPMENT OF AN0CTM BEVERAGE PRODUCTS IN CHINA

Vancouver, B.C. March 30, 2011 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, announces the formal launch of the first six AN0CTM beverage products in China and the first container of Green Tea (zero and low calorie) and Jasmine Tea (zero and low calorie) was shipped to our distributors in North West China.

Production of all of the first six SKUs in currently underway and AN0C ready to drink tea products are now in production and are being shipped to our local distributors and supermarkets throughout China. The full national launch of AN0C products will start in early April.

Dr. Luke Zhang, Chairman & CEO of both GLG and AN0CTM stated:" The shipment of the first AN0C container to AN0C distributors is a major achievement for our company and marks the initial launch AN0C’s products in China. We are in the final stages of preparation for a full national launch. We now have the products, , the production, the distribution the logistics and advertising and promotion campaign required to support the national launch of AN0C into the China market.”

About GLG Life Tech Corporation

GLG Life Tech Corporation (NASDAQ:GLGL, TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

About ANOC

ANOC focuses on the sale and distribution of all natural zero calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in ANOC with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of ANOC, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Contact
Brian Meadows

Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.